Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	08:16 16-Jun-06

RNS Number: 6953E
Wolseley PLC
16 June 2006

Wolseley plc hereby confirms the following share purchases made under the dividend reinvestment arrangements for shares held in ADRs under the US Employee Share Purchase Plan of which notification was received from the Plan administrator yesterday:

Director's Name	No. of ADRs purchased	Purchase price per
		ADR in US$

Charles A Banks	4.389	41.857647
Fenton N Hord	4.389	41.857647
Claude A S Hornsby	4.389	41.857647
Robert H Marchbank	4.391	41.857647
Frank W Roach	4.392	41.857647

The directors' beneficial holdings have each been respectively increased as a result of these purchases.

Note: One ADR (American Depositary Receipt) currently comprises two ordinary shares of 25p each in the capital of Wolseley plc. As announced earlier today, the ratio will change to one ADR for every one ordinary share of 25p for ADR holders registered on 30 June 2006. ADRs are traded on the New York Stock Exchange.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END